CANPLATS RESOURCES CORPORATION

Interim Financial Report
October 31, 2007

#1180 – 999 West Hastings Street, Vancouver, B.C.  CANADA  V6C 2W2
Phone: (604) 689-3846           Fax:  604-689-3847

CANPLATS RESOURCES CORPORATION
#1180 – 999 West Hastings Street
Vancouver, B.C.   V6C 2W2
Ph:  604-689-3846   Fx:  604-689-3847

Dear Shareholder:

Exploration activities for the Company in the first quarter ended October 31, 2007 have resulted in a significant discovery of gold, silver and lead-zinc mineralization in Northern Zacatecas State, Mexico.  This new property is named Camino Rojo after the colour of mineralization recognized in road fill by our alert exploration team of Bud Hillemeyer and Perry Durning.  The discovery zone, known as the Represa Zone, is located in the quarry that was the source of the road fill, with assays from initial sampling typically 0.5 grams per tonne gold and anomalous silver, lead and zinc.

Following the discovery, an initial exploration license of 100,000 hectares was staked, which was subsequently expanded to approximately 150,000 hectares (580 square miles).  In September, a sampling grid was established over the Represa Zone and pits and trenches dug at 50 meter intervals over an extensive area.  Trenching was difficult due to the caliche cemented overburden; however, an area 600 meters by 450 meters was sampled and assays averaged 0.65 grams per tonne gold with a core area 275 meters by 175 meters averaging 1.0 grams per tonne gold with 11.3 grams per tonne silver and 0.52% lead-zinc.

Reverse circulation drilling started in October with results announced for the first six holes by early December.  The drill results have confirmed the values from the surface sampling with some outstanding intercepts.  Hole CR-06 intersected 183 meters of 1.61 grams per tonne gold with 12.84 grams per tonne silver and 0.7% lead-zinc, including a higher grade interval of 72 meters of 2.59 grams per tonne gold, 18.03 grams per tonne silver and 1.09% lead-zinc.  Holes 1, 3, 4 and 6 bottomed in strong mineralization, and hole 4 encountered sulphide mineralization in the last 10 meters.

In addition to drilling, Canplats has carried out a preliminary induced polization geophysical survey, which disclosed a distinct anomaly over the Represa Zone that will be a useful guide to locating additional targets.  A further anomaly was indicated over what is now named the Don Julio Zone, 1500 meters southwest of the Represa Zone.  A wildcat hole drilled at Don Julio yielded a 10 meter intersection of 2.7 grams per tonne gold.

An accelerated program is planned for the New Year, which includes two diamond drills to test the Represa Zone to depth in the sulphide portion of the system, a reverse circulation drill to define a resource in the oxide zone, an expanded induced polarization survey and a regional program to identify additional targets in this 150,000 hectare (580 square mile) property.

Although the Company has a number of new targets identified in northeastern Chihuahua State, the Camino Rojo project is of the highest priority, and we look forward to continuing success.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis
President
December 17, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements of the Company for the period ending October 31, 2007 have been prepared by management and have not been subject to review by the Company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	October 31	July 31
	2007	2007
	$	$
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	1,838,394	2,106,551
Receivables	5,894	6,066
Prepaid expenses and deposits	17,758	10,229
Total current assets	1,862,046	2,122,846

Valued added tax recoverable	184,621	182,523

Mineral properties	3,793,639	3,585,042
Total assets	5,840,306	5,890,411

LIABILITIES AND SHAREHOLDER'S EQUITY

Current
Accounts payable and accrued liabilities	66,015	53,112
Due to related parties (note 5)	34,825	20,850
Total current liabilities	100,840	73,962

Future income tax liability	209,300	217,900
Total liabilities	310,140	291,862

Shareholder's Equity

Share capital (note 4)	15,538,867	15,538,867
Valued assigned to stock options and warrants	1,006,123	657,923
Contributed surplus	316,729	316,729
Deficit	(11,331,553)	(10,914,970)
Total shareholder's equity	5,530,166	5,598,549
Total liabilities and shareholder's equity	5,840,306	5,890,411

Subsequent events (note 7)

On behalf of the Board,

“James W. Tutton”                                                                                                                           “R.E. Gordon Davis”

James W. Tutton, Director                                                                                                                R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - expressed in Canadian dollars)

	Three Months Ended
	October 31	October 31
	2007	2006
	$	$

Expenses
Bank charges	542	1,002
General exploration	21,119	49,325
Insurance	1,050	-
Investor relations	27,363	27,276
Legal, accounting and audit	5,000	11,000
Office	213	600
Salaries	13,373	15,261
Shareholder relations	2,217	-
Stock-based compensation	348,200	-
Transfer agents	3,046	3,016

	(422,123)	(107,480)

Other income
Interest income	21,124	14,425
Foreign exchange gain/(loss)	(15,584)	90

	5,540	14,515

Loss for the period	(416,583)	(92,965)

Deficit - Beginning of period	(10,914,970)	(10,042,748)

Deficit - End of period	(11,331,553)	(10,135,713)

Weighted average number of shares issued	48,810,056	41,024,313

Basic loss per share	(0.01)	(0.00)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - expressed in Canadian dollars)

	Three Months Ended
	October 31	October 31
	2007	2006
	$	$

Operating activities
Loss for the period	(416,583)	(92,965)
Non-cash items:
Stock-based compensation	348,200	-
Decrease (increase) in non-cash working capital:
Accounts receivable and prepaid expenses	(7,357)	(2,048)
Accounts payable and accrued liabilities	12,903	16,816
VAT recoverable	(2,098)	-
Due to related parties	13,975	(4,376)

Cash used in operating activities	(50,960)	(82,573)

Financing activity
Shares and warrants issued for cash	-	674,312

Cash generated by financing activity	-	674,312

Investing activity
Mineral property costs	(217,197)	(120,357)

Cash used in investing activity	(217,197)	(120,357)

Increase (decrease) in cash	(268,157)	471,382

Cash and cash equivalents - beginning of period	2,106,551	1,590,245

Cash and cash equivalents - end of period	1,838,394	2,061,627

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
(unaudited - expressed in Canadian dollars except number of shares)

	Number of		Value assigned			Total
	Common	Share Capital	to Stock Options	Contributed		Shareholders'
	Shares	Issued	and Warrants	Surplus	Deficit	Equity
		$	$	$	$	$

Balance, July 31, 2006	40,327,806	12,725,289	785,678	316,450	(10,042,748)	3,784,669

Issued for cash:
Exercise of options	75,000	22,500	-	-	-	22,500
Exercise of warrants	8,407,250	2,101,812	-	-	-	2,101,812
Non-cash:
Value assigned to options granted	-	-	561,790	-	-	561,790
Value assigned to options exercised	-	14,900	(14,900)	-	-	-
Value assigned to warrants exercised	-	674,366	(674,366)	-	-	-
Value assigned to expired warrants
and options	-	-	(279)	279	-	-
Loss for the year	-	-	-	-	(872,222)	(872,222)

Balance, July 31, 2007	48,810,056	15,538,867	657,923	316,729	(10,914,970)	5,598,549

Non-cash:
Value assigned to options granted	-	-	348,200	-	-	348,200
Loss for the period	-	-	-	-	(416,583)	(416,583)

Balance, October 31, 2007	48,810,056	15,538,867	1,006,123	316,729	(11,331,553)	5,530,166

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Mineral Property Costs For the three months ending October 31, 2007 (unaudited - expressed in Canadian dollars)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2007	1,303,921	1,163,862	165,916	513,088	227,034	190,111	21,110	3,585,042

Acquisition costs	-	17,501	4,750	-	4,750	-	4,750	31,751

Assaying	-	-	-	-	-	-	12,425	12,425
Claim taxes	-	-	-	-	-	7,924	20,789	28,713
Consulting and contracting service	-	-	-	84	80	113	2,802	3,079
Drafting salaries and consulting	69	-	-	-	-	-	-	69
Drilling	126	-	-	-	-	-	-	126
Foreign exchange	(41)	(580)	-	(49)	(47)	(330)	(5,457)	(6,504)
Geology salaries and consulting	674	-	-	909	1,263	1,382	34,943	39,171
Geophysics airborne and ground	-	823	-	-	-	-	66,088	66,911
Equipment	-	-	-	-	-	-	8	8
Licenses and government fees	-	-	-	-	-	-	451	451
Living costs and travel	335	-	-	468	75	499	11,124	12,501
Maps, prints and film	-	-	-	-	-	-	10,856	10,856
Office expenses	13	-	-	169	3	10	615	810
Property holding costs associated
with future income taxes	-	(255)	(1,474)	(47)	(1,474)	-	(5,350)	(8,600)
Supplies	-	-	-	-	-	-	124	124
Trenching	-	-	-	-	-	-	16,706	16,706

Exploration costs for the period	1,176	(12)	(1,474)	1,534	(100)	9,598	166,124	176,846

Balance, October 31, 2007	1,305,097	1,181,351	169,192	514,622	231,684	199,709	191,984	3,793,639

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended October 31, 2007
(unaudited – expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiary, Canplats de Mexico S.A. de C.V.  Inter-company balances are eliminated upon consolidation.  These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements except changes relating to the recognition and measurement of financial instruments (see “Changes in Accounting Policies”).  These statements do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements.  In the opinion of management, all of the adjustments necessary to fairly present the consolidated financial statements set forth herein have been made.  We have reclassified certain comparative figures to reflect the presentation used in our most recent annual consolidated financial statements.

Changes in Accounting Policies

Effective August 1, 2007, the Company adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.   Prior periods have not been restated.

Canplats Resources Corporation
(An Exploration Stage Company)

2.	ACCOUNTING POLICIES (Cont’d)

Financial Instruments – Recognition and Measurement, Section 3855
This standard requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading financial instruments are recorded on the balance sheet at fair value.  Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  In accordance with this new standard, effective August 1, 2007, the Company has classified all of its financial instruments as available-for-sale.  The adoption of Section 3855 has no material impact on the Company’s financial statements.

Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The Company currently does not have any hedges.

Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 has no material impact on the Company’s financial statements.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk from foreign currency fluctuations.  The Company does not use any derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

Canplats Resources Corporation
(An Exploration Stage Company)

4.      SHARE CAPITAL

(a)        Common Shares

Shares authorized:
Unlimited number of common shares, no par value.

(b)        Stock Options

At October 31, 2007, the number of common share stock options outstanding was 4,195,000 with a weighted average exercise price of $0.43 and a weighted average life of 3.96 years.

During the quarter, 1,620,000 stock options were granted to officers, directors, employees and consultants of the Company at an exercise price of $0.44 and an expiry date of October 24, 2012.  We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  The fair value of options that was charged to the statements of loss and deficit was $348,200 in the current quarter.

(c)        Warrants

At October 31, 2007, there are no share purchase warrants outstanding.

5.         RELATED PARTY TRANSACTIONS

The Company was billed $82,497 (2006 - $76,892) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at October 31, 2007 is $34,825 (2006 - $43,093) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursements or asset sales with related parties are at normal business terms.

6.	SEGMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties.  Segment assets by geographic location are as follows:

	Loss for the period		Total assets
	October 31	October 31	October 31	July 31	October 31
	2007	2006	2007	2007	2006
Canada	($406,808)	($79,833)	$2,599,691	$2,804,236	$2,582,777
Mexico	(9,775)	(13,132)	3,240,615	3,086,175	2,081,680
Total	($416,583)	($92,965)	$5,840,306	$5,890,411	$4,664,457

7.	SUBSEQUENT EVENTS

Subsequent to quarter-end, 150,000 stock options were granted to employees and consultants of the Company at exercise prices between $1.82 and $1.87 with expiry dates in December 2012.

CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Three Months ended October 31, 2007

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our three months ended October 31, 2007 unaudited interim consolidated financial results with those of the comparable period of the previous year and is prepared as of December 17, 2007. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes.  We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).  Additional information relating to the Company is available on SEDAR at www.sedar.com.

FINANCIAL RESULTS

Business Overview

Canplats is a company focussed on the acquisition, exploration and development of precious and base metal prospects in northern Mexico.  The Company’s shares are listed on the TSX Venture Exchange under the symbol CPQ.

Review of Financial Results

During the quarter ending October 31, 2007, the Company incurred a loss of $416,583 ($0.01 per share) compared to a loss of $92,965 ($0.00 per share) for the first quarter of the prior year.

Total expenses for the quarter were $422,123 compared to $107,480 in the same quarter in the prior year.  The major expenses for the quarter with comparisons for the same quarter of the prior year were $348,200 (2006 - $nil) for stock-based compensation, $21,119 (2006 - $49,325) for general exploration, $27,363 (2006 - $27,276) for investor relations, $5,000 (2006 - $11,000) for legal, accounting and audit fees and $13,373 (2006 - $15,261) for salaries.

During the quarter, a total of $348,200 was expensed as a result of fair value attributed to stock options.  Included in the quarter, the Company granted 1,620,000 stock options to officers, directors, employees and consultants.  General exploration decreased in the quarter as the Company focused on the Camino Rojo project after initial drilling results have confirmed significant metal mineralization.  Legal, accounting, and audit fees decreased $6,000 from the prior year quarter due to an under accrual of fees from July 2006 that was accrued for in the first quarter of 2007.

Interest income increased to $21,124 in the quarter, compared to $14,425 in the comparable quarter last year.  The increase was attributed to higher cash balances available for investment and higher interest rates.  Foreign exchange loss for the quarter was 15,584, compared to a gain of $90 in the prior year, due to a significant decrease in the foreign exchange rate during the period.

Selected Quarterly Financial Data (unaudited)

	2008 $				2007 $	2006 $
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	(416,583)	(91,113)	(154,418)	(533,726)	(92,965)	(69,597)	(110,381)	(111,284)
Loss per share – basic and diluted	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)

1

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the quarter ended October 31, 2007 follows:

Operating Activities

Cash used in operating activities was $50,960 in the first quarter of 2008 compared to $82,573 in the same quarter of 2007.  The decrease is due to decreased level of general exploration activities and less cash used in non-cash working capital items.

Financing Activities

No options were exercised during the first quarter of 2008 compared to a total of $674,312 raised in first quarter of 2007 through the exercise of warrants and options.

Investing Activities

A total of $217,197 was spent on the Company’s various mineral properties during the quarter, compared to $120,357 in the comparable quarter of the prior year.  All of the funds were spent on properties in Mexico.  The most active exploration program during the quarter was on the recently staked Camino Rojo property, of which a total of $176,224 was spent, resulting in the discovery of significant gold, silver, and base metal mineralization over a widespread area known as the Represa zone within the Camino Rojo property, located in Zacatecas State, Mexico.  Drilling commenced on the property and initial drilling results have confirmed precious metal and base metal mineralization and the Company continues to expand the work on this property.

Liquidity and Capital Resources

At October 31, 2007, the Company had $1,761,206 in working capital, including cash and cash equivalents of $1,838,394, compared to $2,048,884 in working capital at the beginning of the current fiscal year.   The Company’s current working capital will enable it to meet its corporate, administrative and property obligations for the current year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

ADDITIONAL DISCLOSURES

Internal Control over Financial Reporting

No changes were made to the company’s internal control over financial reporting during the first three months of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

2

Significant Changes in Accounting Policies

Effective August 1, 2007, the Company adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.   Prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855

This standard requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading financial instruments are recorded on the balance sheet at fair value.  Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing on other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  In accordance with this new standard, effective August 1, 2007, the Company has classified all of its financial instruments as available-for-sale.  The adoption of Section 3855 has no material impact on the Company’s financial statements.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The Company currently does not have any hedges.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 has no material impact on the Company’s financial statements.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, prepaids, accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk from foreign currency fluctuations.  The Company does not use any derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

3

Related Party Transactions

The Company was billed $82,497 (2006 - $76,892) in geological support, management and administration expenses by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at October 31, 2007 is $34,825 (2006 - $43,093) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursements or asset sales with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral property costs

Management of the Company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment of the carrying value.  This review requires significant judgement as the Company does not have any proven and probable reserves that would enable the Company to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds or access to funds to be able to maintain its interest in the mineral property.

Stock-based compensation

The Company provides compensation benefits to its employees, directors, officers and consultants through a share option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of the Company’s stock.  The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Income taxes

The determination of the Company’s provision for income taxes requires significant judgement, the use of estimates and the interpretation and application of complex tax laws.  The Company’s provision for income taxes reflects a combination of Canadian and Mexican federal and provincial jurisdictions.  Jurisdictional tax contingencies or valuation allowances all affect the overall effective tax rate.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Consolidated Financial Statements and related notes for the year ended July 31, 2007 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

4

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value.  As of December 17, 2007, the following common shares and stock options were outstanding:

	Number of	Exercise
	Shares	Price	Expiry Date

Issued and outstanding common shares	49,070,056	-	-

Stock options outstanding	4,085,000	$0.37 - $1.87	January 2008 - December 2012

Fully diluted	53,155,056

Subsequent Event

Subsequent to quarter-end, 150,000 stock options were granted to employees and consultants of the Company at exercise prices between $1.82 and $1.87 with expiry dates in December 2012.

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RISKS AND UNCERTAINTIES

Canplats is focused exclusively on the acquisition of and exploration and development of precious and base metal projects and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this interim report and are discussed in detail in the MD&A for the year ended July 31, 2007.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skills of the exploration personnel involved.  The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control.  Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Reserve and Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by us are estimates and there is no certainty that the measured and indicated levels of silver will be realized.  Declines in the market price for precious and base metals may adversely affect the economics of a reserve and may require us to reduce its estimates.  The Company presently has no reserves or resources.

Metal Price and Exchange Rate Volatility

The market price for precious and base metals are volatile and cannot be controlled.  There is no assurance that if commercial quantities of precious and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.  The cost of exploration and future capital and operating costs are affected by foreign exchange rate fluctuations.  In particular, any appreciation in the currencies of the countries where the Company carries out exploration or development activities will increase its costs of carrying on operations in such countries.  In addition, as the Company maintains its bank accounts primarily in Canadian and U.S. dollars, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on the Company’s books to the extent that it holds funds in U.S. dollars.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

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